DesignerInc

Mission

To disrupt the archaic, low tech industry of interior design improving designers' and manufacturers' bottom line, and creating new customers for the trade.

DESIGNERINC

...The OpenTable for the Design Industry





- B2C online reservation service
- B2B tools for the restaurant industry

- B2B tools for the design industry *(Revenue Driver)*
- B2C online design services *(R&D Lab)*

How We Got Here

- **B2C** – Initially, **NousDecor.com** sought to bring affordable interior design to consumers with an online service, using an in-house design team to ensure high-quality.

- **B2B** – In developing tools to source product efficiently for ourselves, we realized that there was a much larger market to pursue. *These tools became a platform, DesignerInc.com, and is our big revenue driver.*

DESIGNERINC

Pain Points Throughout the Industry

Designers & Design Firms

- Designer's spend 30-40% of their time sourcing product - business expansion limited by man hours
- Discovery of trade-only manufacturers extremely difficult and opportunities are infrequent

Trade-Only Manufacturers

- Using limited antiquated systems as far as marketing, online presence and business process
- The industry offers few cost effective opportunities to market to designers

Clients & Consumers

- Designers are limited in how many clients they can serve, given their constrained bandwidth using less efficient systems
- Traditional interior design is accessible only to wealthy clients

DESIGNERINC



B2B – DesignerInc.com

Introducing DesignerInc – *Launched Sept '16*



DESIGNERINC

DESIGNERINC
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The ***only*** comprehensive trade-only product search and purchase portal that **cuts designer sourcing time in half.**



DesignerInc First 6 Months

Product Adoption

- **72% of Designers** register for **DI** upon seeing the product
- Net Promoter Score: **8.4**
- **Close to 2,000** designers have registered with no marketing spend

Usage

- **43% of Designers** surveyed said they'd use **DI** daily to weekly
- Designers visited site on average of **8x/month**
- Purchasing service launched in Jan 2017 with **$368K in quote requests** already submitted through service as of April.

Recent Features

- Advertising Opportunities for Manufacturers rolled out in March

" I found it to be a great search tool–I know our firm would use it.

– *Phil Norman, Principal Norman Design Group, Inc.* "

" "Now I never need to go to High Point again! I feel so liberated".

– *Corrine Brown Brown Design Group* "

" I see great value in it as a very efficient method for searching through multiple preferred vendors at once, especially when a very targeted budget is involved.

– *Lauren Taylor Lauren Britt Design LLC* "



DESIGNERINC

DesignerInc Monetization Roadmap

Search + Purchasing Services *(NOW)*

Introduce Advertising *(Q1 2017)*

Free – Full Site Functionality
Purchasing Portal Commissions

DESIGNERINC
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Free – Full Site Functionality
Purchasing Portal Commissions
Advertising







DESIGNERINC
Product Search
My Projects
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Showing 2718 results
CURATEDKRAVET.COM
Category
Accessories
Furniture
Lighting
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Rugs and Carpets
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Color
Price
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length
Width
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Show More (153)

Proprietary

DESIGNERINC

DesignerInc Competitive Edge

Strategic Partnerships

- Decorative Furniture Association
- Kravet, Kneedler-Fauchere, Bassman Blaine, Hellman Chang, Quintus, etc.

Technical Chops vs. Low Tech Industry

- Machine-learning platform
- Technically advanced vendor product onboarding strategy

"

DesignerInc is an excellent tool for designers to use. It has the potential to make their searches much more efficient.

– Cary Kravet
President of Kravet, Inc.

"

DESIGNERINC

The Founding Team--**Tech Veterans + Design Industry Veterans**



Heather Gillette
Founder, CEO

○ Over 20 years in online start ups.

○ Employee #8 at YouTube. Founder & Head of Content Review, Copyright, Abuse & User Support Teams.

○ Expertise: Building teams, automation & scale, localization, leveraging user community.



Dorothee Fisher
Co Founder, CMO

○ 20 years in marketing (9 yrs in social).

○ 1st YouTube marketing hire post Google acquisition.

○ Kellogg School of Management.

○ Expertise: User acquisition, consumer & partner marketing, content & social, branding.



Sandosh Vasudevan
CTO

○ Full stack engineer with over 13 years of development.

○ Engineer #1 at Formspring.

○ Sr. Software Development at Etsy.

○ MS Human Computer Interaction, BS Electrical Engineering.

○ Expertise: Full stack development, mobile web, iOS.



Mark Cutler
Chief Designer

○ Robb Report's "Top 40" firms in country

○ Client list includes Jennifer Lopez, Steve Carell, Vanna White, international royalty, Silicon Valley executives

○ Past commercial clients: Cipriani Hotels and Regents Hotels

○ Vastly published and key TV appearances

Google
ándale
YouTube
Nestlé
VISA
THE HOME DEPOT
formspring
Etsy
HouseBeautiful
Metropolitan Home
ARCHITECTURAL DIGEST
HGTV
nous DECOR



Market Opportunity for DesignerInc.com

Market Opportunity

Interior Design Industry

B2B – Revenue from designer product sales are significant and growing.

- $68.5B annually US/CND designers (+35% since 2010)
- **Important Forecast Assumption: 6,000 mid-tier designers consistently bill $100MM in monthly sales***



Metric provided by Designer Axis, accounting software for interior designers.

Advertising Opps to Industry

B2B – Little to no other opportunities out there to reach Interior Designers

" I have no real way to reach to Interior Designers. I tried the one source I thought would do that, but it yielded little results. I'm excited to advertise on DesignerInc.

– Anna Brockway
Founder, Decaso & Chairish



DESIGNERINC

Business Model

	DESIGNER	MANUFACTURER	CONSUMER
Revenue	• Free • Enterprise level bundling forthcoming	• Advertising, CPC-based pricing • Purchase portal product commission ***Acquiring purchase service commissions of over 13%, which is 13x higher than original assumption in revenue forecast**	• $299 or $599 design fee • 30% - 50% commission of product they purchase from designs ***At Breakeven as of Sept '16**
Value	• Cuts sourcing time in half freeing them up to take on more clients • One simple cart across multiple manufacturers	• Highly targeted marketing opportunity at point in time when designers are sourcing	• Professional design services at a fraction of the price of working with a traditional designer.

nous
DECOR

Product Development & Milestones



Q1 — LAUNCH PURCHASE PORTAL
Biggest revenue driver

Q2 — RAISE CAPITAL
to fund development

Q2 — ENGINEERING & SALES HIRES
Build Purchase Portal

Q3/4 — GROW BUSINESS
Sales & Marketing

Q2 '18 — BREAK-EVEN
DesignerInc is break-even or profitable

DESIGNERINC

Capital Need and Use

Capital Need

- Seeking $1MM for extended runway and acquiring greater market share for DesignerInc.

Use of Funds

- Targeted marketing spend to reach B2B audience for DesignerInc
- Additional talent to build out DesignerInc:
  - Data Scientist
  - Product Designer
  - Full Stack Engineer
  - Acquisition Marketer
  - Inside Sales Team

DESIGNERINC



APPENDIX

Podcast about NousDecor & DesignerInc

Here's a great podcast where we speak to our product and business evolution:

[Podcast with A Well Designed Business](#)





B2C – NousDecor.com

B2C– NousDecor.com Milestones

Online interior design services that act as DesignerInc innovation engine.

- Design service business operating at **break-even as of Sept 2016**
- Source from trade-only manufacturers, yielding **3x - 4x higher profit margin**
- Higher checkout rate, **2.5x greater than competition**
- Strong content, social and organic marketing, with **$0 customer acquisition cost**
- In-house Design Team, with best-in-class quality control

"The Dream Team... I love NousDecor's design."

THE WALL STREET JOURNAL.

6/24/2016

DESIGNERINC

NousDecor **Non-Paid** Marketing Success

- Strong Site Traffic
  - **2MM** monthly distributed impressions
  - **140K** monthly uniques
  - **200K** email base of design enthusiasts
  - **ALL** design projects comes from organic marketing.
  - **Key marketing partnerships**: Sur La Table, buybuy BABY, Blue Apron, The Nest, Refinery29 and Brit + Co.

- Content strategy drives distribution and SEO
  - Over 1K exclusive articles
  - Over 40 original videos

- Strong social presence
  - Facebook: **81K**
  - Pinterest: **26K**
  - Instagram: **16K**
  - Twitter: **13K**

Traffic Sources:



nous DECOR

NousDecor Content Strategy – The Accent®

Our popular online magazine





the accent
STYLING
DIY
ENTERTAINING
BUDGET
EXPERTS
NOTEWORTHY
NOUSDECOR
STYLING
Our Favorite Spaces of 2015
FEATURED POSTS
Meet Mark Cutler
Proof Barn Doors Totally Work as Home Decor
5 Cozy Fireplaces to Put You In The Mood For Winter
We Predict These Trends Will Be Huge In 2016
Recent posts
Search Blog Articles
6 Easy DIY Decor Projects for 2016
NousDecor Team
Here are six ways to give your home a new look in the new year.
Read →
4 Tips for an Expertly-Styled Bookshelf
Mark Cutler
Showcase your favorite page-turners - as well as your personal style - with these easy-to-follow rules. Read →
Professional Interior Design starting at $199
NousDecor

forest feast
CUCUMBER
SPRITZER
0:46 / 2:19

The Accent® Contribution & Syndication

- Brit + Co
- The Nest
- Lorri Dyner, contributor to The Today Show
- Erin Gleeson, The Forest Feast
- Jacqueline Palmer, A Design Lifestyle
- Kevin O'Gara, A Design Lifestyle
- Kelly Egan, A Side of Sweet

nous DECOR


SAMPLES OF NOUSDECOR DESIGNS



CHANDELIER
ABOVE COFFEE
TABLE

SIDE TABLE

BARSTOOL

ACCENT CHAIR

TABLE LAMP

SYDNEY'S RENDERING VIEW
SCALE: 1/2" = 1'-0"

C















DESIGNERINC







